SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period September 29, 2006 to October 2, 2006
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
          [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing successful completion of business combination.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
October 2, 2006	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) – TSX;
(PGH) – NYSE
(EEE.UN; EEE.DB) – TSX
PENGROWTH ENERGY TRUST AND ESPRIT ENERGY TRUST ANNOUNCE
SUCCESSFUL COMPLETION OF BUSINESS COMBINATION
(Calgary, October 2, 2006) /CCN Matthews/ — Pengrowth Energy Trust (Pengrowth) and Esprit Energy Trust (Esprit) are pleased to announce the completion of their business combination (the “Combination”). The Combination was approved by in excess of 99 percent of the votes cast at the Esprit unitholder meeting held on September 26, 2006.
As a result of the Combination, approximately 35,514,327 trust units of Pengrowth have been issued to Esprit unitholders. The Esprit trust units will be delisted from the Toronto Stock Exchange and the trading symbol of the Esprit debenture will change to “PGF.DB”.
Pengrowth is also pleased to announce an increase in our syndicated bank credit facility from $500,000,000 to $950,000,000 and the addition of two new banks into our credit facility. No other material terms and conditions of Pengrowth’s bank credit facility have changed. Pengrowth will use a portion of this increase to cancel Esprit’s syndicated bank credit facility and repay the amount outstanding. Pengrowth will have unused credit capacity of over $500 million after assumption of the bank indebtedness held by Esprit and completion of the acquisition and associated bought deal financing of the Carson Creek assets from a subsidiary of ExxonMobil Canada Energy, putting Pengrowth in a strong position to continue to pursue acquisition opportunities.
Following the Esprit and Carson Creek transactions, Pengrowth’s anticipated fourth quarter production is approximately 81,000 barrels of oil equivalent (boe) per day and overall total proved plus probable reserves are approximately 300 million boe (on a company interest before royalty basis using constant pricing). Production is weighted 51 percent to natural gas and 49 percent to crude oil and liquids and Pengrowth Corporation has a reserve life index of approximately 10.6 years on a proved plus probable basis (all using constant prices and costs). Pengrowth has significant exploration opportunities on approximately 683,000 net acres of undeveloped lands and substantial development potential within its core areas of expertise, including: enhanced oil recovery in its focus area around Swan Hills, Judy Creek and Carson Creek, an extensive array of shallow gas opportunities, development of its coalbed methane resource and numerous other projects.

Pengrowth Energy Trust is one of the largest energy royalty trusts in North America. Trust units trade on the Toronto Stock Exchange (PGF.un) and the New York Stock Exchange (PGH). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses and other withholdings), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the strongest in the energy trust sector and is characterized by low decline rates and high development potential allowing for stable production.
PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191
Advisory:
This news release shall not constitute an offer to sell or the solicitation of an offer to buy Pengrowth trust units, nor shall there be any sale of Pengrowth trust units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Caution Regarding Engineering Terms:
When used herein, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
The U.S. Securities and Exchange Commission (SEC) permits United States oil and natural gas companies, in their filings therewith, to disclose only proved reserves net of royalties and interests of others that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose reserves prior to the deduction of royalties and interests of others, and to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information used herein to describe our reserves, such as “probable” reserve information, is prohibited in filings with the SEC by U.S. oil and natural gas companies.

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Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to: benefits of the Combination and the timing of the offer to purchase Esprit’s outstanding convertible debentures.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: incorrect assessments of value when making acquisitions; increases in debt service charges; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in tax laws; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005 and under “Risk Factors” in our Annual Information Form dated March 29, 2006.
The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

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